UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15081

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIONBANCAL CORPORATION

400 CALIFORNIA STREET

SAN FRANCISCO, CALIFORNIA 94104

Union Bank of California, N.A.
401(k) Plan and Trust

Financial Statements as of December 31, 2006
and 2005, and for the Year Ended December 31,
2006, Supplemental Schedule as of December 31,
2006, and Report of Independent Registered Public
Accounting Firm

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTE:            All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Union Bank of California, N.A. 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-1-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.”

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 26, 2007

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at fair value:
Mutual funds	$639,696,797	$537,444,783
UnionBanCal Corporation common stock	158,167,995	190,891,952
Commingled fund	105,316,355	108,580,290
Participant loans	21,225,626	20,217,036

Total investments at fair value	924,406,773	857,134,061

Accrued dividends receivable	1,192,871	1,141,298

Total assets	925,599,644	858,275,359

LIABILITIES—Accrued trustee fees	42,470	40,003

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	925,557,174	858,235,356

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,795,197	1,876,549

NET ASSETS AVAILABLE FOR BENEFITS	$927,352,371	$860,111,905

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME:
Interest and dividends	$46,408,768
Net appreciation in fair value of investments	16,065,476

Net investment income	62,474,244

CONTRIBUTIONS:
Employees	56,663,192
Employer	24,066,488

Total contributions	80,729,680

Total additions	143,203,924

DEDUCTIONS:
Benefits paid	(75,469,113)
Trustee and administrative expenses	(494,345)

Total deductions	(75,963,458)

INCREASE IN NET ASSETS	67,240,466

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	860,111,905

End of year	$927,352,371

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.                      GENERAL DESCRIPTION OF THE PLAN

The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation—All benefits eligible employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee’s date of hire provided the date of hire is at least 30 or 31 days before the entry date.

Administration—Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee (“EDCBPA”). The current investment managers are HighMark Capital Management, Inc. (an affiliate of Union Bank of California, N.A. (the “Bank”)), Vanguard Group Inc., PIMCO Dresdner RCM Capital Management, L.L.C., Putnam Investments, Goldman Sachs, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA in preparing investment guidelines and monitoring the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors’ Executive Compensation and Benefits Committee (“Directors’ Committee”) (a committee of the Board of Directors of UnionBanCal Corporation). The Directors’ Committee provides general oversight for the activities of the EDCBPA. The Bank serves as the trustee and the administrator for the Plan.

Contributions—Each participant may elect to contribute 1% to 25% of his or her basic compensation as defined in the plan on a pretax basis, subject to certain Internal Revenue Code (“IRC”) limits. Matching pretax contributions are made by the Bank at a rate of 50% of employee pretax contributions, up to a maximum of 3% of basic compensation.

Participants may also elect to contribute 1% to 10% of their basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25% of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to IRC limitations.

All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of Plan losses.

The Plan offers participants the choice of investing in twenty two different investment funds and UnionBanCal Corporation common stock. In addition, participants may also obtain loans, which are secured by their vested account balances.

Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1% of total amounts allocated to investments.

Participant Loans—The Plan allows participants to borrow up to 50% of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant’s account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank’s regular savings account rate (formerly secured passbook savings account rate).  The Bank no longer has a secured passbook savings account rate. Certain interest rates on loans have been inherited from loans of 401(k) plans that have merged into this Plan. Principal and interest are paid ratably through payroll deductions.

Vesting—The participants’ vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Benefits—Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter, thirty days after one of the following events occurs, unless later payment is requested:

•                  Retirement (attaining age 65, the normal retirement age under the Plan)

•                  Termination of employment (including death and disability).

Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

Plan Termination—Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition—Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common stock is valued at quoted market prices.  Commingled trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and a fair value estimate of the wrapper then adjusted by the issuer to contract value.  The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged.  Participant loans are carried at the outstanding loan balance.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The commingled trust fund is a stable value fund in the form of a common/collective trust fund, which is sponsored by Union Bank of California, N.A.  The fund may invest in stable value instruments, and in certain other fixed income or money market obligations or in a variety of collective investment vehicles which invest in such obligations.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and commingled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.                      INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005 are as follows:

	2006	2005

UnionBanCal Corporation common stock	$158,167,995	$190,891,952

Mutual funds:
HighMark Diversified Money Market Fund	98,965,339	84,358,358
T. Rowe Price Balanced Fund	52,927,836	43,709,943
HighMark Value Momentum Fund	145,723,223	124,899,128
Vanguard Institutional Index Plus Fund	86,639,546	77,175,978
T. Rowe Price Small-Cap Stock Fund	56,026,548	49,459,513
Allianz RCM Large-Cap Growth Fund	65,952,335	61,719,728

Commingled fund -
Stable Value Fund	105,316,355	108,580,290

During 2006, net appreciation in fair value of investments was as follows:

UnionBanCal Corporation common stock	$(20,882,840)
Mutual funds	36,948,316

Total	$16,065,476

4.                      FEDERAL INCOME TAX STATUS OF THE PLAN

The Plan has received a determination letter dated February 13, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.                      RELATED PARTY TRANSACTIONS

Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and trustee services amounted to $494,345 for the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held 2,576,300 and 2,777,681 shares, respectively, of common stock of UnionBanCal Corporation, with a cost basis of $104,770,123 and $106,322,621, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $4,788,671 for such common stock.

6.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, per the financial statements to the Form 5500:

	2006	2005

Net assets available for benefits:
Investments, at fair value	$924,406,773	$857,134,061
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,876,549

Total investments (current value column) per Form 5500	$924,406,773	$859,010,610

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$927,352,371	$860,111,905
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,795,197)	—

Net assets available for benefits per the Form 5500	$925,557,174	$860,111,905

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$67,240,466
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,795,197)

Net income per Form 5500	$65,445,269

SUPPLEMENTAL SCHEDULE

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity			Current
of Issuer	Description	Units	Value

UnionBanCal Corporation*	UnionBanCal Corporation common stock	2,576,300	$158,167,995

Registered investment companies:
Union Bank of California, N.A.*	HighMark Diversified Money Market Fund	98,898,096	98,965,339
Union Bank of California, N.A.*	HighMark Value Momentum Fund	6,152,710	145,723,223
The Vanguard Group	Vanguard Institutional Index Plus Fund	668,472	86,639,546
The Vanguard Group	Vanguard Extended Index Institutional	960,761	37,219,863
The Vanguard Group	Vanguard Target Retirement Income	125,114	1,338,722
The Vanguard Group	Vanguard Target Retirement 2005	164,419	1,885,889
The Vanguard Group	Vanguard Target Retirement 2010	36,139	789,286
The Vanguard Group	Vanguard Target Retirement 2015	757,244	9,435,261
The Vanguard Group	Vanguard Target Retirement 2020	35,676	792,004
The Vanguard Group	Vanguard Target Retirement 2025	610,810	7,964,967
The Vanguard Group	Vanguard Target Retirement 2030	28,240	636,528
The Vanguard Group	Vanguard Target Retirement 2035	336,996	4,674,421
The Vanguard Group	Vanguard Target Retirement 2040	5,515	123,867
The Vanguard Group	Vanguard Target Retirement 2045	253,022	3,623,522
The Vanguard Group	Vanguard Target Retirement 2050	28,199	635,599
Goldman Sachs	Goldman Sachs Fixed Income Fund	2,262,294	29,904,198
Putnam Investments	Putnam International Fund	1,091,849	34,437,461
T. Rowe Price	T. Rowe Price Balanced Fund	2,485,815	52,927,836
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,635,901	56,026,548
PIMCO Funds	Allianz RCM Large-Cap Growth Fund	4,616,907	65,952,335
Union Bank of California, N.A.*	Stock Liquidity Management Account	382	382

Commingled fund:
Union Bank of California, N.A.*	Stable Value Fund	107,066,640	105,316,355

	Participant Loans (2,420 loans outstanding with interest rates ranging from 4.75% to 11.90%)	N/A	21,225,626
			$924,406,773

*A party-in-interest, as defined by ERISA.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN
AND TRUST

		By:	/S/ PAUL E. FEARER
Paul E. Fearer
Executive Vice President & Director, Human Resources
Union Bank of California, N.A.
Date:	June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP